Exhibit 21.2

Subsidiaries of Starz Entertainment Corp.

Name	Jurisdiction of Incorporation
Lions Gate Capital Holdings 1, Inc.	Delaware
Lions Gate Capital Holdings LLC	Delaware
Lions Gate Entertainment Corp.	Canada (BC)
Starz, LLC	Delaware
Starz Entity Holding Company, LLC	Delaware
Starz Entertainment, LLC	Colorado
Starz Finance Corp.	Delaware
Starz Independent, LLC	Delaware
StarzPlay Canada GP, Inc.	Canada (BC)
StarzPlay Canada, LP	(Canada) Manitoba
StarzPlay Direct UK, Limited	United Kingdom
StarzPlay Direct US, LLC	Delaware
StarzPlay Management US, LLC	Delaware
StarzPlay UK, Limited	United Kingdom
StarzPlay US, LLC	Delaware